                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            FOAMEX INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    344123104
                                 (CUSIP Number)

                                 Robert Stebbins
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 344123104                                            PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sigma Capital Management, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,695,719 (see Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,695,719 (see Item 4)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,695,719 (see Item 4)
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3% (see Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 344123104                                            PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sigma Capital Associates, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Anguilla, British West Indies
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,695,719 (see Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,695,719 (see Item 4)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,695,719 (see Item 4)
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3% (see Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 344123104                                            PAGE 4 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steven A. Cohen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,695,719 (see Item 4)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,695,719 (see Item 4)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,695,719 (see Item 4)
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3% (see Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 4") amends the Schedule 13D filed on April 19, 2006 (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed July 21, 2006 ( "Amendment No. 1"), as further amended by the Schedule 13D/A filed October 17, 2006 ("Amendment No. 2") and as further amended by the Schedule 13D/A filed December 1, 2006 ("Amendment No. 3") (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 4 relates to the common stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

     Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 8,695,719 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

ITEM 4. PURPOSE OF TRANSACTION.

     The information in Item 4 is hereby amended by the addition of the following information:

     On February 12, 2007 (the "Effective Date"), the Issuer's Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Second Amended Plan"), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Issuer emerged from Chapter 11 bankruptcy protection.

     As previously reported, Sigma Capital Management has been a member of an ad hoc committee of shareholders (the "Ad Hoc Committee") that was formed in connection with the Issuer's bankruptcy proceedings. The Ad Hoc Committee, comprised of D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Management, Par IV Capital Management LLC and Paloma International L.P. (with Goldman, Sachs & Co. acting as an observer), is being dissolved.

     On February 12, 2007, Sigma Capital Associates exercised a call option (the "Call Option") pursuant to the Second Amended Plan and the Call Option Agreement (as defined in the Second Amended Plan). Under the Call Option, Sigma Capital Associates purchased 631,919 shares of Common Stock issued by the Issuer on the Effective Date. Accordingly, when combined with the shares of Common Stock previously held by Sigma Capital Associates and the 5,763,800 shares of Common Stock purchased by Sigma Capital Associates on the Effective Date pursuant to the rights offering conducted by the Issuer in connection with the Second Amended Plan, the aggregate number of shares of Common Stock beneficially owned by Sigma Capital Associates is 8,695,719.

     In addition, in accordance with the Second Amended Plan, D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Sigma Capital Associates, Par IV Master Fund, Ltd., and Sunrise Partners Limited Partners (collectively, the "Significant Equityholders") had an one-time right, but not obligation, to nominate four members of the board of directors of the Issuer, as of the Effective Date. Accordingly, the following persons were nominated by the Significant Equityholders (other than Goldman, Sachs & Co.) to serve as members of the board of directors: (i) Robert B. Burke of Par IV Capital Management, LLC, (ii) Seth Charnow of the D. E. Shaw group, (iii) Eugene I. Davis of PIRINATE Consulting Group, LLC, and (iv) Gregory E. Poling of W. R. Grace & Co.

     The Sigma Reporting Persons hereby expressly disclaim (i) any membership in a group for purposes of Section 13(d) of the Exchange Act with any other Significant Equityholder or member of the Ad Hoc Committee and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder or member of the Ad Hoc Committee) other than the shares of Common Stock beneficially owned by Sigma Capital Associates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information in Item 6 is hereby amended by the addition of the following information:

     In connection with the Plan and the previously disclosed Equity Commitment Agreement among the Issuer and the Significant Equityholders, the Significant Equityholders entered into a registration rights agreement, dated as of February 12, 2007 (the "Registration Rights Agreement"), with the Issuer under which each of the Significant Equityholders received demand and "piggyback" registration rights with respect to the public resale of shares of Common Stock held by them. Among other things, the Registration Rights Agreement entitles the Significant Equityholders to make two demands for registration of all or part of the demanding holders' Common Stock in the Issuer, subject to certain conditions and exceptions. No demand will qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of the Issuer's Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement. In addition, piggyback registration rights contained in the Registration Rights Agreement provide that, subject to certain conditions and exceptions, if the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering of equity securities, then the Issuer will offer each of the Significant Equityholders the opportunity to register all or part of their shares of Common Stock on the terms and conditions set forth in the Registration Rights Agreement. Upon the request of holders of at least 25% of the aggregate number of outstanding shares of Common Stock, the Significant Equityholders also have unlimited rights to register Common Stock that is subject to the Registration Rights Agreement on Form S-3, if and when the Issuer qualifies to use such form.

     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit A hereto and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The information in Item 7 is hereby amended by the addition of the following information:

Exhibit A Registration Rights Agreement

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
    ---------------------------------
Name: Peter Nussbaum
Title: Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
    ---------------------------------
Name: Peter Nussbaum
Title: Authorized Person


STEVEN A. COHEN


By: /s/ Peter Nussbaum
    ---------------------------------
Name: Peter Nussbaum
Title: Authorized Signatory